Condensed Consolidated Interim Financial Statements

(Expressed in United States Dollars)

YUKON-NEVADA GOLD CORP.

For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed consolidated interim financial statements of Yukon-Nevada Gold Corp. (the Company) have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these condensed consolidated interim financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These unaudited condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

“Robert Baldock”	“Shaun Heinrichs”

Robert Baldock	Shaun Heinrichs
President and	Chief Financial Officer
Chief Executive Officer

November 4, 2011

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(In thousands of US dollars)

		September 30,	December 31,	January 1,
	note	2011	2010	2010
			note 21	note 21
Assets
Current assets:
Cash and cash equivalents		$37,459	$-	$96
Accounts receivable and other		11,126	4,504	3,639
Inventories	7	17,437	21,280	9,930
		66,022	25,784	13,665
Restricted funds	8	59,692	32,248	29,175
Property, plant and equipment	9	194,327	157,936	147,589
Investment in joint venture	18	2,231	2,445	1,353
Deferred tax asset		-	-	895
Deferred transaction costs	14	5,229	-	-
Other assets		758	828	911
Total Assets		$328,259	$219,241	$193,588

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities		$37,842	$48,981	$39,560
Deferred revenue	14	14,721	-	4,838
Short term borrowings	13	-	8,926	-
Forward contracts	11	11,879	8,901	-
Warrants	12	1,647	10,642	3,179
		66,089	77,450	47,577
Warrants	12	2,002	139,943	6,678
Long term borrowings	13	-	15,030	-
Deferred revenue	14	104,589	-	-
Deferred tax liabilities		17,375	16,546	14,849
Decommisioning and rehabilitation provision	15	42,200	41,071	38,987
Other long-term liabilities		-	18	50
		232,255	290,058	108,141
Shareholders' equity (deficiency) and reserves
Share capital	16	413,357	281,855	254,453
Equity reserve	16	33,330	30,483	25,930
Accumulated other comprehensive income		753	2,169	-
Deficit		(351,436)	(385,324)	(194,936)
Total Shareholders' Equity (Deficiency)		96,004	(70,817)	85,447
Total Liabilities and Shareholders' Equity (Deficiency)		$328,259	$219,241	$193,588

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 20

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Robert Baldock”	Director	“Graham Dickson”	Director

November 4, 2011

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(unaudited)
(In thousands of US dollars, except for share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	note	2011	2010	2011	2010
			note 21		note 21
Revenue		$30,116	$19,466	$77,347	$41,474
Cost of sales		37,279	18,036	100,360	45,032
Gross profit (loss)		(7,163)	1,430	(23,013)	(3,558)
Depreciation, depletion, and amortization		1,753	1,302	4,894	3,959
(Loss) income from mine operations		(8,916)	128	(27,907)	(7,517)
Exploration costs		47	208	595	208
General and administrative expenses		2,196	3,787	6,917	6,054
Loss from operations		(11,159)	(3,867)	(35,419)	(13,779)
Other (loss) income:
Income (loss) from joint venture	18	(335)	270	(335)	160
Finance and transactions costs		(3,696)	(3,432)	(9,528)	(49,356)
Interest and other income (expense)	6	(2,759)	(95,948)	80,106	(77,584)
Foreign exchange gain (loss)		(170)	(791)	74	(629)
		(6,960)	(99,901)	70,317	(127,409)
Income (loss) before income taxes		(18,119)	(103,768)	34,898	(141,188)
Income tax recovery (expense)
Current		-	-	-	-
Deferred		146	20	(1,010)	62
		146	20	(1,010)	62

Net Income (Loss) for the period		(17,973)	(103,748)	33,888	(141,126)

Other Comprehensive Income (loss):

Foreign currency translation adjustments		(2,505)	1,240	(1,416)	961
Total Comprehensive Income (loss) for the period		$(20,478)	$(102,508)	$32,472	$(140,165)
Income (loss) per share – basic		(0.02)	(0.16)	0.04	(0.22)
Weighted average number of shares outstanding (basic)		930,605,823	667,822,634	817,005,023	633,372,535
Income (loss) per share – diluted		(0.02)	(0.16)	0.04	(0.22)
Weighted average number of shares outstanding (diluted)		930,605,823	667,822,634	839,573,785	633,372,535

See accompanying notes to condensed consolidated interim financial statements.

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit)
(unaudited)
(In thousands of US dollars, except number of common shares)

					Accumulated
					other
		Common shares		Equity	comprehensive
	Note	Shares (000's)	Amount	reserve	income (loss)	Deficit	Total
Balance at January 1, 2010		590,846	$254,453	$25,930	$-	$(194,936)	$85,447
Issued on private placement	16 (b)(iv)	22,727	4,807	-	-	-	4,807

Flow through share issue	16 (b)(iii)	34,559	8,071	-	-	-	8,071
Share issue costs	16 (b)(iii)	-	(739)	-	-	-	(739)
Exercise of options	16 (c)	800	202	(83)	-	-	119
Exercise of warrants	12	28,385	10,529	-	-	-	10,529
Share based payment expense	16 (c)	-	-	3,710	-	-	3,710
Loss for the period		-	-	-	-	(141,126)	(141,126)
Foreign currency translation		-	-	-	961	-	961
Other		4,426	1,146	-	-	-	1,146
Balance at September 30, 2010		681,743	$278,469	$29,557	$961	$(336,062)	$(27,075)

Balance at January 1, 2011		687,667	$281,855	$30,483	$2,169	$(385,324)	$(70,817)
Flow through share issue	16 (b)(ii)	8,335	6,677	-	-	-	6,677
Issued on private placement	16 (b)(i)	33,488	8,118	-	-	-	8,118
Exercise of warrants	12	200,914	116,603	-	-	-	116,603
Exercise of options	16 (c)	182	62	(26)	-	-	36
Shares issued for services		58	42	-	-	-	42
Share based payment expense	16 (c)	-	-	2,873	-	-	2,873
Income for the period		-	-	-	-	33,888	33,888
Foreign currency translation		-	-	-	(1,416)	-	(1,416)
Balance at September 30, 2011		930,644	$413,357	$33,330	$753	$(351,436)	$96,004

See accompanying notes to condensed consolidated interim financial statements.

YUKON-NEVADA GOLD CORP.
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(In thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2011	2010	2011	2010

Cash flows from operating activities

Net income (loss) for the period		$(17,973)	$(103,748)	$33,888	$(141,126)
Items not affecting cash:
Depreciation, depletion, and amortization		1,753	1,302	4,894	3,959
Recognition of deferred revenue		(690)	-	(690)	-
Net finance income (costs)		4,720	91,095	(73,811)	118,652
Gain on disposal of assets		(8)	-	(8)	-
Share based payments		1,434	2,962	2,873	3,630
Deferred tax expense (recovery)		(146)	(20)	1,010	(62)
Loss (income) from joint venture		335	(270)	335	(160)
Unrealized foreign exchange loss (gain)		(701)	151	242	(417)
Change in non cash working capital	17	742	(8,610)	(12,845)	(5,426)
Cash used in operating activities before the undernoted		(10,534)	(17,138)	(44,112)	(20,950)
Deferred revenue proceeds net of transaction costs		114,000	-	114,000	-
Interest paid		-	-	(97)	-
Cash generated by (used) in operating activities		103,466	(17,138)	69,791	(20,950)
Cash flows from investing activities
Restricted funds		(15,317)	761	(27,601)	(4,911)
Mineral property expenditures		(6,124)	(2,368)	(9,762)	(6,342)
Proceeds from sales of property, plant and equipment		18	-	18	-
Property, plant and equipment expenditures		(19,552)	(2,134)	(34,178)	(3,220)
Cash used in investing activities		(40,975)	(3,741)	(71,523)	(14,473)
Cash flows from financing activities
Notes payable and capital leases		-	(22)	-	(40)
Proceeds from derivative gold forward contract		-	-	5,000	-
Settlement of gold forward contract		-	-	(5,366)	-
Flow through shares issued for cash		-	-	7,184	-
Common shares issued for cash		-	-	14,738	14,055
Share issue costs		-	-	-	(611)
Proceeds from issuance of long-term debt		-	24,800	-	24,800
Repayment of long term debt		(32,977)	-	(41,638)	-
Common shares issued upon exercise of shareholder warrants		184	-	59,237	-
Common shares issued upon exercise of agents options and warrants		-	1,834	-	2,828
Common shares issued upon exercise of stock options		-	88	36	116
Cash (used in) generated by financing activities		(32,793)	26,700	39,191	41,148

Effect of exchange rate changes on cash		-	-	-	-
Increase in cash and cash equivalents		29,698	5,821	37,459	5,725

Cash and cash equivalents, beginning of period		7,761	-	-	96
Cash and cash equivalents, end of period		$37,459	$5,821	$37,459	$5,821

See accompanying notes to condensed consolidated interim financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern:

Yukon-Nevada Gold Corp. (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 688 West Hastings Street, Suite 900, Vancouver, British Columbia, Canada V6B 1P1.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2011 comprise the Company and its wholly owned subsidiaries (note 3a), and the Company’s interest in a jointly controlled entity.

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company incurred an $8.9 million and a $27.9 million loss from mine operations for the three and nine months ended September 30, 2011, respectively (2010 – $0.1 million income, and $7.5 million loss), and a $103.5 million and $69.8 million inflow of cash from operations for the same periods (2010 - $17.1 million and $21 million cash outflows). At September 30, 2011 the Company had a working capital deficiency of $67 thousand (2010 – $51.7 million).

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

2.	Basis of Preparation:

These condensed consolidated interim financial statements represent part of the period covered by the first annual consolidated financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company’s initial presentation of results and financial position under IFRS, they are prepared in accordance with IAS 34, Interim Financial Reporting and IFRS 1, First- time Adoption of International Financial Reporting Standards. The date of transition to IFRS was January 1, 2010. In preparing its first consolidated financial statements, the Company has applied the same accounting policies throughout all periods presented using IFRS standards expected to be effective as at December 31, 2011. The Company has applied the policies on a retrospective basis subject to certain optional exemptions and certain mandatory exceptions applicable to first time adopters.

The Company’s consolidated financial statements were previously prepared in accordance with accounting principles accepted in Canada (“Canadian GAAP”). Canadian GAAP differs in certain areas from IFRS. Note 21 contains reconciliations and explanations of the effect of the transition from Canadian GAAP to IFRS on equity as at September 30, 2011, December 31, 2010, and January 1, 2010, and the statement of operations and comprehensive income for the year ended December 31, 2010 and for the three and nine months ended September 30, 2010.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	Significant accounting policies:

(a) Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. Subsidiaries are entities over which the Company has control; control being defined as the power to govern financial and operating policies. The existence and effect of potential voting rights that are currently exercisable are also considered when assessing control over an entity. Subsidiaries are fully consolidated from the date at which control is transferred to the Company until the date at which control ceases. YS Mining Company (“YSMC”) is an incorporated joint venture and is accounted for using the equity method of accounting. Under the equity method, the investment in joint venture is recognized in the statement of financial position on the date of acquisition at the fair value of the purchase consideration. The carrying value is subsequently adjusted by the group’s share of the post-acquisition profit or loss. All intercompany transactions and balances have been eliminated upon consolidation. The subsidiaries, joint venture and percentage of ownership at September 30, 2011 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
YS Mining Company Ltd. - Joint Venture (Yukon)	41.7%

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Inventories:

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company’s processing charged to a third party.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value, net of a provision for obsolescence with respect to identified inventory items.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(d)	Investment in joint ventures:

Joint Ventures are entities over which the Company has joint control with one or more unaffiliated entities. The Company conducts a portion of its exploration business through the joint venture YSMC. The joint venture is bound by a contractual agreement which establishes the joint control for each of the venturers. Joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment in joint venture is recognized in the statement of financial position on the date of acquisition at the fair value of the purchase consideration. The carrying value is subsequently adjusted by the group’s share of the post-acquisition profit or loss.

(e)	Property, plant and equipment:

Property, plant and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Depreciation rates are as follows:
Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Vehicles	3 - 7 years
Leases and leasehold improvements	over the shorter of lease term and
expected useful life of the asset

(f)	Mineral properties:

The acquisition cost of a mineral property and related exploration expenditures net of any option payments or income tax credits received are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of -production basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

(g)	Impairment of long lived assets:

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

(h)	Decommissioning and rehabilitation provisions:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates using a pre- tax value rate that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(i)	Share based payments:

The Company has established a share based payment plan as described in note 16. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed or capitalized to mineral properties as share based payment and is credited to the share based payment reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payment reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

(k)	Revenue recognition:

Revenue is measured at the fair value of the consideration received. A sale is recognized when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(l)	Income taxes:

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxation is recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

(l)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(m)	Warrants:

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the consolidated statement of financial position as derivative instruments (note12).

(n)	Earnings per share:

Basic earnings per share is computed by dividing the amount of income / loss for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted earnings / loss per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the period.

(o)	Financial instruments:

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss, available-for -sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for -sale financial assets are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income until realized, or until a loss in value is determined to be other than temporary. Investments in equity instruments classified as available-for -sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Transaction costs related to financial instruments are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of mineral properties, plant and equipment.

(p)	Foreign currency translation:

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in the consolidated statement of operations and comprehensive income / (loss).

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income (loss).

4.	Critical accounting judgments and estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

	•	Recognition of deferred tax on mineral rights

	•	Capitalization and impairment of exploration and development costs

	•	Determination of functional currencies

Critical accounting estimates include:

•	Determination of ore reserves

•	Impairment of property, plant and equipment

•	Decommissioning and rehabilitation provision

•	Contingent liabilities

•	Stock based compensation and valuation of warrants

•	Income taxes

•	Useful lives of assets

•	Asset depreciation rates

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

5.	Changes in accounting standards:

Accounting standards effective January 1, 2012:

	i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	ii)	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2013:

	i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard on classification and measurement of financial assets and financial liabilities intends to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”). IFRS 9 replaces the IAS 39 classification and measurement criteria for financial assets and liabilities with only two categories: amortized cost, and fair value. The IASB has recently proposed that the effective date be deferred from January 1, 2013 to January 1, 2015. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

	ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27 - Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

	iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements in which it is involved by assessing its rights and obligations and classifies the type of joint arrangement based on that assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of fair value. This standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments to have a material impact on its consolidated financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments to have a material impact on its consolidated financial statements.

viii)	IAS 27 - Separate Financial Statements (“IAS 27”)

IAS 27 has been revised to remove the consolidation guidance now contained within IFRS 10. IAS 27 applies only to those entities which are required to present separate financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard is not expected to have a material impact on the Company’s consolidated financial statements.

ix)	IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 prescribes the equity accounting treatment for investments in associates and joint ventures and was revised following the release of IFRS 10. The approach to equity accounting methodology remains unchanged. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

6.	Interest and other income (loss)

Interest and other income (loss) is comprised of:

	Three months ended		Nine months ended
	September 30, 2011		September 30, 2011
	2011	2010	2011	2010
Loss on derivatives (i)/(ii)	$(11,414)	$(2,249)	$(16,318)	$(2,249)
Gain (loss) on warrants (iii)	8,590	(86,625)	96,190	(67,790)
Interest income (expense), net	21	(44)	47	(4)
Other	44	(7,030)	187	(7,541)
	$(2,759)	$(95,948)	$80,106	$(77,584)

(i)

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds were allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price (note 13). This debt was settled in August, 2011 (note 13 and 14). Immediately prior to settlement the derivative was revalued resulting in losses of $10.5 million and $11.9 million for the three and nine months ended September 30, 2011, respectively (2010 – $2.2 million for both the three and nine month period then ended).

(ii)

Two gold forward contracts were entered into in November 2010 and January 2011 which are accounted for as derivatives. The January 2011 forward contract was settled in June 2011 resulting in a gain (loss) of $nil and a net loss of $1.4 million for the three and nine months ended September 30, 2011, respectively (note 11). The fair value of the November 2010 forward contract as at September 30, 2011 was $11.9 million resulting in losses of $0.9 million and $3.0 million being recorded for the three and nine month periods ended September 30, 2011, respectively (note 11).

(iii)

The warrants denominated in Canadian dollars are revalued at each reporting period and the fair value recorded in net earnings (note 12). For the three and nine months ended September 30, 2011, a gain of $8.6 million and $96.2 million, respectively, was recognized (2010 – losses of $86.6 million, and $67.8 million, respectively).

7.	Inventories

	September 30,	December 31,
	2011	2010

Finished goods	$5,262	$1,597
Stockpiled ore	2,417	6,839
Purchased ore	461	1,682
Work in progress	5,785	8,122
Materials and supplies	3,512	3,040
	$17,437	$21,280

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. Included in cost of sales and depreciation, depletion and amortization expense on the statement of operations are inventory related costs of $42.7 million (December 31, 2010 - $6.3 million) and $nil (December 31, 2010 – $0.5 million), respectively. As at September 30, 2011, there is a net realizable value provision of $0.5 million (December 31, 2010 - $0.5 million).

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

8.	Restricted funds:

	September 30,	December 31,
	2011	2010
Chartis commutation account (a)	$25,718	$25,665
Chartis money market account (a)	9,964	2,623
Gold forward sale performance reserve account (e)	10,000	-
Cash restricted to class action settlement (c)	3,785	-
Cash restricted for future exploration in Canada (b)	6,755	-
Water use license letter of credit (d)	2,972	3,104
Workmens' compensation self-insurance	-	431
Cash pledged as security for letters of credit	498	425
	$59,692	$32,248

(a)

The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.7 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (note 15).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company deposited $2.7 million into two money market accounts with Chartis and to provide cash security for two new surety instruments issued to these two agencies. In July, 2011 the Company posted an additional $7.2 million to the money market account to satisfy bonding requirements related to the construction of a second tailings facility and water storage reservoir currently taking place at Jerritt Canyon.

During the three months ended September 30, 2011, the Company earned $0.1 million in interest from the commutation and money market accounts (September 30, 2010 - $nil).

(b)

During 2010 and 2011, the Company raised funds by way of a private placement of flow-through shares. Under the conditions of this private placement, the funds must be spent in 2011 and 2012 on Canadian Exploration Expenditures (CEE) on properties located in Canada. As at September 30, 2011 a total of $ 6.8 million is required to fund future exploration under the terms of the flow-through share subscription agreements. The Company is obligated to fund $1.0 million by December 31, 2011 and the remainder by December 31, 2012.

(c)	During the second the quarter the Company placed in a segregated account funds required to settle a class action claim brought upon the Company (note 20), which was agreed to in April, 2011.

(d)	The Yukon Territorial Government has letters of credit with the Company which were put in place to secure payment of potential reclamation work relating to the Ketza River project.

(e)

As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds will be made available when defined production targets have been met (note 14).

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

9.	Property, plant and equipment:

Property, plant and equipment comprise:

			Mobile plant
	Mineral	Land and	and	Construction
	Properties	Buildings	equipment in	Progress	Other	Total
Cost
January 1, 2010	58,341	48,667	56,533	1,360	982	165,883
additions	8,403	-	4,211	995	255	13,864
disposals	-	-	(64)	-	(20)	(84)
impairment	(591)	-	-	-	-	(591)
foreign exchange	3,154	-	60	-	3	3,217
December 31, 2010	69,307	48,667	60,740	2,355	1,220	182,289
additions	9,930	93	6,892	26,798	395	44,108
disposals	(10)	-	-	-	-	(10)
foreign exchange	(2,798)	-	(51)	-	(4)	(2,853)
September 30, 2011	76,429	48,760	67,581	29,153	1,611	223,534
Accumulated
depreciation
January 1, 2010	-	5,822	11,912	-	560	18,294
depreciation charge
for the period	-	2,867	2,979	-	254	6,100
disposals	-	-	(64)	-	(20)	(84)
foreign exchange	-	-	42	-	1	43
December 31, 2010	-	8,689	14,869	-	795	24,353
depreciation charge
for the period	-	1,350	3,407	-	137	4,894
disposals	-	-	-	-	-	-
foreign exchange	-	-	(37)	-	(3)	(40)
September 30, 2011	-	10,039	18,239	-	929	29,207

Net Book Value
January 1, 2010	58,341	42,845	44,621	1,360	422	147,589
December 31, 2010	69,307	39,978	45,871	2,355	425	157,936
September 30, 2011	76,429	38,721	49,342	29,153	682	194,327

At December 31, 2010, a mineral property with a carrying value of $0.6 million was impaired due to abandonment of the project. There was no impairment expense recognized in the nine months ended September 30, 2011 or 2010.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Other tangible fixed assets include office equipment and fixtures held at the corporate office.

	Jerritt Canyon (a)	Ketza River (b)(i)	Silver Valley (b)(ii)	Other (c)	Total
Net book value
January 1, 2010	$88,654	$56,729	$1,526	$680	$147,589
Additions	5,225	8,308	189	142	13,864
Disposals	-	-	-	-	-
Impairment	-	-	-	(591)	(591)
Depreciation charge	(5,788)	(270)	-	(42)	(6,100)
Foreign exchange	-	3,079	95	-	3,174
December 31, 2010	88,091	67,846	1,810	189	157,936
Additions	38,439	5,563	45	61	44,108
Disposals	-	(10)	-	-	(10)
Depreciation charge	(4,688)	(167)	-	(39)	(4,894)
Foreign exchange	-	(2,733)	(80)	-	(2,813)
September 30, 2011	121,842	70,499	1,775	211	194,327

(a)	Jerritt Canyon, Nevada:

The Company has a 100% interest in the Jerritt Canyon property which consists of two gold producing mines, the SSX-Steer complex and the Smith mine. The carrying value of Jerritt Canyon’s mineral property was $nil at December 31, 2010, due to a $69.4 million impairment charge recorded in 2008. The nil carrying value was taken as deemed cost upon transition to IFRS (note 21). As at September 30, 2011 the carrying value is $725 thousand resulting entirely from additions made during the three months ended September 30, 2011.

(b)	Yukon properties:

	(i)	Ketza River properties, Yukon:

The Company has a 100% interest in the Ketza River property including 593 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

	(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 114 claims and an option to acquire an additional 6 claims from an Optionor.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Other Yukon Base Metals properties:

	(i)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

	(ii)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

	(iii)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

10.	Related party transactions:

a)

During the three and nine months ended September 30, 2011, the Company was charged a total of $0.1 million and $0.4 million, respectively (2010 - $0.1 million, and $0.3 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2011 is $nil (2010 – $0.1 million).

b)

In January 2011 the Company entered into a gold forward contract with a Company related by common directors. The liability was settled in June 2011 at which time its fair value was $6.9 million resulting in a loss of $nil and $1.5 million being recognized for the three and nine month period ended September 30, 2011, respectively (note 11).

c)

In July, 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three and nine months ended September 30, 2011 a total of $90 thousand was charged to the Company under this agreement.

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

d)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Salaries	$360	$160	$918	$564
Short-term benefits	3	8	29	42
Share-based payments	100	1,694	676	1,737
	$463	$1,862	$1,623	$2,343

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

11.	Forward Contracts

On January 28, 2011, the Company entered into a forward gold sales contract with a related party (note 10) for which the Company received advance proceeds of $5.0 million. The agreement specified that 4,465 troy ounces of refined gold was to be sold to the counterparty by June 30, 2011. In June of 2011 the contract was settled through (i) a cash payment of $5.4 million generated though the sale of 3,465 ounces of refined gold to a third party; and, (ii) the delivery of 1,000 ounces of refined gold with a fair value of $1.5 million at the time of delivery. In the six months ended June 30, 2011 a net loss on derivative of $1.5 million was recognized which was comprised of a $1.9 million loss recognized for the increase in fair value of the liability from inception to settlement date, offset by a $0.4 million gain recognized on the gross margin for the 1,000 ounces delivered on settlement.

The terms of the agreement specify that 2,085 oz must be deposited into an escrow account on January 31, 2011, March 31, 2011 and May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of USD $8,500,000 rather than through physical delivery of the gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. This derivative liability had a fair value of $11.9 million as at September 30, 2011, resulting in losses of $0.9 million and $3.0 million being recorded for the three and nine month periods ended September 30, 2011, respectively.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In May 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2011, and that approximately 1,050 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

12.	Warrants

Due to the Company’s functional currency being the US dollar, the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars are classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net earnings at each reporting date.

As at September 30, 2011 the following warrants were outstanding:

			In thousands
							Fair Value
					Warrants		as at	Fair Value
		Exercise	December	Warrants	exercised/		December	as at Sept
Expiry date	Note 16	price (C$)	31, 2010	issued	expired	Sept 30, 2011	31, 2010	30, 2011
June 20 ,2012		3.00	21,426	-	-	21,426	$4,480	$-
February 25, 2011	(b)(viii)	0.08	400	-	(400)	-	314	-
April 24, 2011	(b)(vii)	0.08	3,733	-	(3,733)	-	2,929	-
February 7, 2012	(b)(vi)	0.13	7,550	-	(5,490)	2,060	5,272	321
February 28, 2012		0.13	1,050	-	(750)	300	1,114	47
June 1, 2011	(b)(v)	0.13	10,000	-	(10,000)	-	7,399	-
January 12, 2012		0.32	167,800	-	(143,900)	23,900	95,999	766
January 12, 2012	(b)(vi)	0.13	10,000	-	(10,000)	-	7,382	-
January 12, 2012		0.26	10,250	-	(1,000)	9,250	6,358	514
May 12, 2012	(b)(iii)	0.28	640	-	(640)	-	408	-
August 13, 2013	note 13	0.40	25,000	-	(25,000)	-	18,930	-
May 24, 2013	(b)(i)	0.55	-	33,488	-	33,488	-	2,001
			257,849	33,488	(200,913)	90,424	$150,585	$3,649

The fair value of the warrants was $3.6 million as at September 30, 2011 (2010 - $150.6 million) of which $1.6 million are recognized as a short-term liability. During the three and nine month period ended September 30, 2011, a gain of $8.6 and $96.2 million was recognized in the consolidated statement of operations and comprehensive income (loss) as a result of changes in fair value, and $57.4 million was recognized in share capital as a result of the fair value of warrants exercised during the period.

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 78%, weighted average expected lives of the warrants of 1.0 years, and weighted average annual risk-free rates of 1.2%.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

13.	Borrowings

In August 2010 the Company issued $25 million in Senior Secured Notes (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising net proceeds (after transaction costs of $0.2 million) of $24.8 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing.

The Notes had a maturity date of December 31, 2012 and were secured by a charge over all the assets of the Company's wholly owned subsidiaries, Queenstake Resources Ltd. ("QRL") and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in QRL and Queenstake US. The Notes were to be repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges). The Company guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company.

Of the total proceeds of $24.8 million, $5.7 million was allocated on initial recognition to the warrants which are classified as a derivative. The fair value of the 25 million warrants was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected life term of 3 years, expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion included in finance and transactions costs totaled $1.3 million and $5.8 million for the three and nine month periods ended September 30, 2011, respectively (three and nine months ended September 30, 2010 - $1.6 million), based on an effective interest rate of 78%.

On August 12, 2011 the Notes were settled in entirety. Immediately prior to the settlement the fair value of the derivative liability was determined to be $19.1 million. The Company has included the resulting change in the fair value in the consolidated statement of operations and comprehensive loss (note 6(i)).

At inception:
Loan proceeds net of transaction costs	$24,800
Less value attributable to warrants	(5,759)
Carrying value of loan at August 13, 2010	19,041

Interest accretion	3,681
Movement on fair value of embedded gold derivative	5,268
Less payments made	(4,034)
Carrying value of loan at December 31, 2010	$23,956

Interest accretion	5,784
Movement on fair value of embedded gold derivative	11,898
Less payments made	(41,638)
Carrying value of loan at Sept 30, 2011	$-

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

14.	Deferred revenue

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 8); (ii) the $29.9 million settlement of the outstanding Notes (note 13); and, (iii) $6.6 million in transaction and legal costs. The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”).

In addition to the Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,950 per ounce. Any shortfall in the number of gold ounces delivered compared to that scheduled under the terms of the Agreement will result in the Company being obligated to pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”).

Interest will be charged on the Shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and would be due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months.

As of September 30, 2011, the Company has delivered 1,000 ounces under the terms of the Agreement and has an obligation to deliver a further 172,880 ounces in the scheduled future periods described above. The current portion of deferred revenue represents the revenue expected to be recognized in the following twelve months in respect of the gold to be delivered pursuant to the Agreement. As at September 30, 2011 $14.7 million and $104.6 million represent the current and long-term deferred revenue, respectively, for the remaining ounces to be delivered under the Agreement.

The Company incurred $6.9 million of fees to parties involved in the Agreement, of which $0.9 million was expensed as transaction costs and $6.0 million paid to the Deutsche Bank, which has been deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. As such the deferred fees are being amortized based on the ounces to be delivered under the terms of the Agreement. As of September 30, 2011 net book value of this deferred fee was $5.9 million, $0.7 million of which is current and included in Accounts receivable and other.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

15.	Decommissioning and rehabilitation provisions:

	September 30,	December 31,
	2011	2010

Balance, beginning of year	$41,071	$38,987
Accretion expense	1,278	1,794
Foreign exchange	(149)	180
Reclamation spending	-	(44)
Revisions in estimates of liabilities and additional obligations	-	154
	$42,200	$41,071

As at September 30, 2011 and December 31, 2011 all of the asset retirement obligations were long-term in nature.

The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $38.5 million (2010 - $37.6 million) reflecting payments for approximately the next 18 years. The present value of obligations relating to exploration activity in the Yukon is currently estimated at $3.5 million (2010 - $3.4 million) reflecting payments for approximately the next 11 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $62.0 million (2010 - $56.1 million). Inflation rate assumptions of 1.7% and discount rates of 3.6 - 4.2% have been used to determine the fair value of the obligation. An accretion expense component of $1.3 million (2010 - $1.8 million) has been charged to cost of sales.

16.	Share capital and share based payments:

	(a)	Authorized share capital consists of an unlimited number of common shares

	(b)	Common shares issued and outstanding:

(i)

On May 24, 2011, the Company closed a private placement for gross proceeds of $14.7 million, from the issuance of an aggregate of 33,488,372 units at price of C$0.43 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.55 per share within twenty-four months of closing of the private placement. There was no finder's or commission fee payable on the private placement.

(ii)

On March 2, 2011, the Company closed a private placement for gross proceeds of $7.2 million, from the issuance of an aggregate of 8,334,882 flow-through shares (the "FT Shares") at $0.85 per FT Share. There was no finder's or commission fee payable on the private placement.

(iii)

In May 2010, the Company closed private placements for gross proceeds of $9.2 million from the issuance of an aggregate of 34.6 million flow-through shares (the "FT Shares") at C$0.275 per FT Share in two tranches. In connection with the private placement, the Company paid a commission of $0.6 million cash and 0.7 million share purchase warrants (the "Agent's Warrants"). Each Agent's Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of C$0.275 per Common Share. The proceeds from the private placements will be used on the continued exploration of the Company's Ketza River Property, Yukon Territory.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(iv)

On March 26, 2010, the Company closed its $4.8 million non-brokered private placement for a total of 22.7 million common shares at a price of C$0.22 per Share. There was no finder's or commission fee payable on the private placement.

(v)

On December 1, 2009, the Company closed a non-brokered private placement for a total of 10.0 million units (the "Units") at a price of C$0.10 per Unit for proceeds of $0.9 million. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 18 months of closing of the private placement.

(vi)

In August 2009, the Company closed two non-brokered private placements for a total of 41.1 million units (the "Units") at a price of C$0.10 per Unit. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.125 per share within 30 months of closing of the private placement.

(vii)

On April 24, 2009, the Company closed a non-brokered private placement for a total of 12.0 million units (the "Units") at a price of C$0.06 per Unit for proceeds of $0.6 million. In addition, a finder's fee of 0.4 million units was paid on the private placement. Each Unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

(viii)	On February 27, 2009, the Company closed two non-brokered private placements as follows:

10.0 million units ("Unit 1") were issued at a price of C$0.05 per Unit 1 for proceeds of $0.4 million. Each Unit 1 consisted of one common share and two series of common share purchase warrants. The first warrant (the "Series A Warrant") can be exercised to purchase one additional common share at a price of C$0.07 per share within 12 months of closing of the private placement and the second warrant (the "Series B Warrant") can be exercised to purchase one additional common share at a price of C$0.09 per share within 18 months of closing of the private placement. In addition, 1.0 million units were issued as a finder's fee in connection with the private placement which consists of one common share and one Series A warrant.

17.3 million units ("Unit 2") were issued at a price of C$0.06 per Unit 2 for proceeds of $0.8 million. In addition, 0.4 million Unit 2 units were issued as a finder's fee in connection with the private placement. Each Unit 2 consists of one common share and one common share purchase warrant (the "Warrant"). The Warrant can be exercised to purchase one additional common share at a price of C$0.08 within 24 months of closing of the private placement.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

(c)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under old security based agreements, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria.

Under the fair value method, the total fair value of the stock based compensation recognized was $1.4 million and $2.9 million for the three and nine months ended September 30, 2011, respectively (2010 - $3.0 million and $3.8 million). Of this amount for the three and nine months ended September 30, 2011, $0.8 million and $1.2 million, respectively, is included in operations (2010 - nil and $0.2 million), and $0.6 million and $1.6 million is included in general and administrative expense for the three and nine months then ended, respectively (2010 – $3.0 million and $3.8 million). The fair value of the options at the date of grant has been estimated using the Black-Scholes option pricing model using the following assumptions:

Date of grant	Nov 2006 - Sept 2011
Number of options	59,655
Exercise price	$0.15 - $2.77
Contractual life	5 years
Risk free rate	1.5% - 3.4%
Expected volatility	98% - 139%
Dividend yield	N/A
Employee turnover	0%
Early exercise	at rates dependent upon seniority and potential gain from exercise

Continuity of stock options outstanding is as follows:

	Options	Weighted
	outstanding	average exercise
	(000's)	price (C$/option)
At January 1, 2010	26,037	0.40
Granted	37,615	0.33
Exercised	(2,398)	0.21
Expired	(700)	0.60
Forfeited	(7,117)	0.33
At December 31, 2010	53,437	0.37
Granted	6,960	0.48
Exercised	(182)	0.19
Expired	(175)	0.81
Forfeited	(375)	0.15
At September 30, 2011	59,665	0.38

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

The following information pertains to the options outstanding at September 30, 2011:

Outstanding				Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
Exercise Price	outstanding	price	contractual	outstanding	price	contractual
(C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)

0.15-0.31	21,565	0.19	3.1	20,065	0.18	3.1
0.32-0.82	35,356	0.37	3.8	24,104	0.38	3.9
0.83-1.60	200	1.60	1.5	200	1.60	1.5
1.61-1.75	1,719	1.73	0.9	1,719	1.73	0.9
1.76-5.70	825	2.72	0.3	825	2.72	0.3
	59,665	0.38	3.4	46,913	0.39	3.4

17.	Net change in non-cash operating working capital:

	Three months ended		Nine months ended
	September 30, 2011		September 30, 2011
	2011	2010	2011	2010

Accounts receivable and prepaid expenses	$1,627	$(2,396)	$(5,953)	$(3,764)
Inventories	681	(6,224)	3,746	(7,560)
Accounts payable and accrued liabilities	(1,566)	10	(10,638)	5,898
	$742	$(8,610)	$(12,845)	$(5,426)

18.	Interest in joint venture:

The following amounts relate to the Company’s interest in a joint venture that has been recognized as an equity investment:

	Nine months ended	Year ended
	September 30,	December 31,
	2011	2010

Ownership percentage	41.7%	41.7%

Opening	$2,445	1,353
Company's share of earnings/(loss)	(335)	(189)
Additions	-	1,000
Adjustment on currency translation	121	$281
Closing	$2,231	$2,445

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

19.	Segmented information:

The Company’s operations are primarily related to the acquisition, exploration and production of gold in North America. As of September 30, 2011, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the three and nine months ended September 30, 2011 and September 30, 2010, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

	September 30, 2011			December 31, 2010
	USA	Canada	Total	USA	Canada	Total

Current Assets	$64,257	$1,765	$66,022	$23,697	$2,087	$25,784

Restricted cash	49,466	10,226	59,692	26,096	6,152	32,248
Property, plant and equipment	121,845	72,482	194,327	88,092	69,844	157,936
Deferred transactions costs	5229	-	5,229	-	-	-
Other assets	758	-	758	-	828	828
Investment in Joint Venture	-	2,231	2,231	-	2,445	2,445
Total Assets	$241,555	$86,704	$328,259	$137,885	$81,356	$219,241

Liabilities	$197,487	$31,119	$228,606	$82,909	$56,564	$139,473
Warrants	-	-	3,649	-	-	150,585
Total Liabilities			$232,255			$290,058

	Nine months ended			Nine months ended
	September 30, 2011			September 30, 2010
	USA	Canada	Total	USA	Canada	Total
Capital Expenditure	$38,439	$5,669	$44,108	$3,080	$6,702	$9,782

Revenue	$77,347	$-	$77,347	$41,474	$-	$41,474
Cost of sales	100,360	-	100,360	45,032	-	45,032
Gross profit	(23,013)	-	(23,013)	(3,558)	-	(3,558)

Depletion and depreciation	4,855	39	4,894	3,933	26	3,959
Exploration expenditure	595	-	595	208	-	208
Share based payment	-	1,683	1,683	-	3,603	3,603
Foreign exchange gain/(loss)	-	74	74	-	(629)	(629)
Recovery/(provision) for income taxes	-	(1,010)	(1,010)	-	62	62
Income/(loss) from Joint Venture	-	(335)	(335)	-	160	160
General and administrative	-	-	5,234	-	-	2,451
Investment and other income	-	-	80,106	-	-	(77,584)
Interest expense	-	-	(9,528)	-	-	(49,356)
Net Income/(loss)	$(28,463)	$(2,993)	$33,888	$(7,699)	$(4,036)	$(141,126)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

	Three months ended			Three months ended
	September 30, 2011			September 30, 2010
	USA	Canada	Total	USA	Canada	Total
Capital Expenditure	$23,827	$1,510	$25,337	$2,000	$4,568	$6,568

Revenue	$30,116	$-	$30,116	$19,466	$-	$19,466
Cost of sales	37,279	-	37,279	18,036	-	18,036
Gross profit	(7,163)	-	(7,163)	1,430	-	1,430

Depletion and depreciation	1,742	11	1,753	1,293	9	1,302
Exploration expenditure	47	-	47	208	-	208
Share based payment	-	649	649	-	2,985	2,985
Foreign exchange gain/(loss)	-	(170)	(170)	-	-	(791)
Recovery/(provision) for income taxes	-	146	146	-	20	20
Income/(loss) from Joint Venture	-	(355)	(335)	-	270	270
General and administrative	-	-	1,547	-	-	802
Investment and other income	-	-	(2,759)	-	-	(95,948)
Interest expense	-	-	(3,696)	-	-	(3,432)
Net Income/(loss)	$(8,952)	$(1,039)	$(17,973)	$(71)	$(2,704)	$(103,748)

20.	Commitments and contingencies:

a)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008 (the “Plaintiffs’”). The action is for an alleged violation of the Federal Worker Adjustment and Retraining Notification (“WARN”) Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed. When the mine closed, the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. In April 2011, the two parties agreed to a settlement and funds were subsequently placed into a segregated account to satisfy all outstanding legal obligations caused by the August 2008 shutdown (note 8(c)). On August 8, 2011, the Plaintiffs’ motion for a preliminary approval of the settlement was granted, and a final fairness hearing has been scheduled in December, 2011. The Company and Queenstake believe there are no further obligations with respect to this action.

b)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations, with further discussions in the fourth quarter. The EPA is continuing to monitor the Company’s ongoing compliance program and no further actions have been taken to date. The final outcome and the extent of any liability is not yet determinable.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

21.	Reconciliation between Canadian Generally Accepted Accounting Principles and IFRS:

These condensed consolidated financial statements represent the third interim financial statements of the Company and its subsidiaries prepared in accordance with IFRS, as issued by the IASB. The Company adopted IFRS in accordance with IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’ (“IFRS 1”). The date of transition to IFRS is January 1, 2010.

Set forth below is the only applicable mandatory exception in IFRS 1 required to be applied at date of transition:

•	Estimates: IFRS 1 requires that estimates under IFRS are determined on a consistent basis to the Canadian GAAP estimates at the same date adjusting only for any policy differences. The Company has applied this requirement.

Set forth below are the optional exemptions which the Company has adopted upon transition:

•	Business combinations: The Company has elected not to retrospectively restate any business combinations that occurred prior to the transition date and IFRS 3 ‘Business Combinations’ (“IFRS 3”) will be applied prospectively from January 1, 2010.

•	Fair-value or revaluation as deemed cost : IFRS 1 provides an exemption whereby an asset may be recorded at its fair value at date of transition, or an event-driven valuation under prior GAAP. The Company has elected to apply this exemption to its US mineral properties which were impaired to $nil carrying value in 2008. The impairment expense recorded in 2008 was $69.4 million.

•	Cumulative translation differences: IFRS 1 allows a first-time adopter to exempt themselves from the retrospective application of IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ (“IAS 21”) for cumulative translation differences that existed at the date of transition to IFRS. The Company has elected to apply this exemption and has eliminated cumulative translation differences of $2.2 million and adjusted retained earnings by the same amount at date of transition.

•	Borrowing costs: The Company has elected to prospectively apply IAS 23 ‘Borrowing Costs’ (“IAS 23”) from the date of transition.

•	Asset retirement obligation: IFRS 1 provides relief from full retrospective application of IFRIC 1 ‘Changes in decommissioning liabilities’ (“IFRIC 1”) for changes in liabilities that occurred before the date of transition to IFRS. The Company has applied this exemption to its opening statement of financial position.

•	Share-based payments: The Company has elected to apply the exemption provided under IFRS 1 and applied IFRS 2 ‘Share Based Payments’ (“IFRS 2”) to only those equity instruments which had not yet vested at January 1, 2010.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Reconciliations of Canadian GAAP to IFRS:

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for certain specified prior periods. The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. The following information represents the reconciliations from Canadian GAAP to IFRS.

		As at January 1, 2010
			effect of
			transition to
	note	GAAP	IFRS	IFRS

Current assets
Cash and cash equivalents	(a)	$185	$(89)	$96
Accounts receivable and other	(a)	4,549	(910)	3,639
Inventories		9,930		9,930
Deferred tax assets	(b)	895	(895)	-
Total current assets		15,559	(1,894)	13,665

Restricted funds		29,175	-	29,175
Property plant and equipment	(a)/(c)	89,270	58,319	147,589
Mineral properties	(c)/(a)/(d)/(e)	60,526	(60,526)	-
Investment in joint venture	(a)	-	1,353	1,353
Deferred tax assets	(b)	-	895	895
Other assets		911	-	911
Total assets		195,441	(1,853)	193,588

Current liabilities
Accounts payable and accrued liabilities	(a)	39,564	(4)	39,560
Deferred revenue		4,838	-	4,838
Short term borrowings		-	-	-
Forward contracts		-	-	-
Warrants	(h)	-	3,179	3,179
Total current liabilities		44,402	3,175	47,577

Warrants	(h)	-	6,678	6,678
Decommissioning and rehabilitation
provision	(d)	35,907	3,080	38,987
Deferred tax liabilities	(d)/(f)/(g)	15,372	(523)	14,849
Other long-term liabilities		50	-	50
Total liabilities		95,731	12,410	108,141

Shareholders' equity
Share capital	(f)/(h)	227,075	27,378	254,453
Warrants	(h)	17,737	(17,737)	-
Contributed surplus	(e)/(h)	10,489	15,441	25,930
Accumulated other comprehensive income (loss)	(i)	2,273	(2,273)	-
	(c)/(d)/(e)/(f)/(g)/
Deficit	(h)	(157,864)	(37,072)	(194,936)
Total shareholders' equity		99,710	(14,263)	85,447
Total liabilities and shareholders' equity		$195,441	$(1,853)	$193,588

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		As at September 30, 2010
			effect of
			transition to
	note	GAAP	IFRS	IFRS

Current assets
Cash and cash equivalents	(a)	$9,358	(3,537)	$5,821
Accounts receivable and other	(a)	8,518	(1,139)	7,379
Inventories		17,903	-	17,903
Deferred tax assets	(b)	895	(895)	-
Total current assets		36,674	(5,571)	31,103

Restricted funds		34,317	-	34,317
Property plant and equipment	(a)/(c)	87,957	(148)	87,809
Mineral properties	(c)/(a)/(d)/(e)	67,171	(1,231)	65,940
Investment in joint venture	(a)	-	2,681	2,681
Deferred tax assets	(b)	-	895	895
Other assets		852	-	852
Total assets		226,971	(3,374)	223,597

Current liabilities
Accounts payable and accrued liabilities	(a)	53,942	(2,434)	51,508
Short term borrowings		2,557	-	2,557
Warrants	(h)	-	8,680	8,680
Total current liabilities		56,499	6,246	62,745

Warrants	(h)	-	110,785	110,785
Derivative		9,012	-	9,012
Long term borrowings		11,420	-	11,420
Deferred tax liabilities	(d)/(f)/(g)	15,700	592	16,292
Decommissioning and rehabilitation
provision	(d)	38,131	2,259	40,390
Other long-term liabilities		28	-	28
Total liabilities		130,790	119,882	250,672

Shareholders' equity

Share capital	(f)/(h)	245,510	32,959	278,469
Warrants	(h)	65,141	(65,141)	-
Contributed surplus	(e)/(h)	15,375	14,182	29,557
Accumulated other comprehensive income (loss)	(i) (c)/(d)/(e)/(f)/(g)/ (h)	2,273	(1,312)	961
Deficit		(232,118)	(103,944)	(336,062)
Total shareholders' equity		96,181	(123,256)	(27,075)
Total liabilities and shareholders' equity		$226,971	$(3,374)	$223,597

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		As at December 31, 2010
			effect of
			transition to
	note	GAAP	IFRS	IFRS

Current assets
Cash and cash equivalents	(a)	$2,400	$(2,400)	$-
Accounts receivable and other	(a)	4,505	(1)	4,504
Inventories		21,280	-	21,280
Deferred tax assets		-	-	-
Total current assets		28,185	(2,401)	25,784

Restricted funds		32,248	-	32,248
Property plant and equipment	(a)/(c)	88,625	69,311	157,936
Mineral properties	(c)/(a)/(d)/(e)	67,926	(67,926)	-
Investment in joint venture	(a)	-	2,445	2,445
Deferred tax assets		-	-	-
Other assets		828	-	828
Total assets		217,812	1,429	219,241

Current liabilities
Accounts payable and accrued liabilities	(a)	48,949	32	48,981
Deferred revenue		-	-	-
Short term borrowings		8,926	-	8,926
Forward contracts		8,901	-	8,901
Warrants	(h)	-	10,642	10,642
Total current liabilities		66,776	10,674	77,450

Warrants	(h)	-	139,943	139,943
Long term borrowings		15,030	-	15,030
Deferred tax liabilities	(d)/(f)/(g)	15,977	569	16,546
Decommissioning and rehabilitation provision	(d)	39,550	1,521	41,071
Other long-term liabilities		18	-	18
Total liabilities		137,351	152,707	290,058

Shareholders' equity
Share capital	(f)/(h)	247,470	34,385	281,855
Warrants	(h)	65,063	(65,063)	-
Contributed surplus	(e)/(h)	16,614	13,869	30,483
Accumulated other comprehensive income (loss)	(i) (c)/(d)/(e)/(f)/(g)/	2,273	(104)	2,169
Deficit	(h)	(250,959)	(134,365)	(385,324)
Total shareholders' equity		80,461	(151,278)	(70,817)
Total liabilities and shareholders' equity		$217,812	$1,429	$219,241

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

	Nine months ended September 30, 2010
			effect of
			transition to
	notes	GAAP	IFRS	IFRS

Revenue		$41,474	$-	$41,474
Cost of sales	(e)	45,058	(26)	45,032
Gross profit		(3,584)	26	(3,558)
Depreciation, depletion, and amortization		3,959	-	3,959
Accretion of asset retirement obligation	(d)/(j)	2,158	(2,158)	-
Income (loss) from mine operations		(9,701)	2,184	(7,517)
Exploration		208	-	208
General and administration	(e)/(j)	2,629	(178)	2,451
Share based payment	(j)	3,581	22	3,603
Income (loss) from operations		(16,119)	2,340	(13,779)
Other (loss) income:
Income/loss from joint venture	(a)	-	160	160
Interest and other income (loss)	(h)	(9,456)	(68,128)	(77,584)
Foreign exchange gain (loss)	(c)	(659)	30	(629)
Finance costs	(d)/(j)	(48,019)	(1,337)	(49,356)
		(58,134)	(69,275)	(127,409)
Loss before income taxes		(74,253)	(66,935)	(141,188)
Income tax (expense) recovery
Current		-	-	-
Deferred	(f)/(g)	(1)	63	62
		$(74,254)	$(66,872)	$(141,126)
Other comprehensive income/(loss)			-
Foreign currency translation adjustments	(i)	-	961	961

Total comprehensive income (loss) for the year		$(74,254)	$(65,911)	$(140,165)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		Three months ended September 30, 2010
			effect of
			transition to
	notes	GAAP	IFRS	IFRS

Revenue		$19,466	$-	$19,466
Cost of sales	(e)	18,043	(7)	18,036
Gross profit		1,423	7	1,430
Depreciation, depletion, and amortization		1,302	-	1,302
Accretion of asset retirement obligation	(d)/(j)	719	(719)	-
Income (loss) from mine operations		(598)	726	128
Exploration		208	-	208
General and administration	(e)/(j)	930	(128)	802
Share based payment	(j)	2,810	175	2,985
Income (loss) from operations		(4,546)	679	(3,867)
Other (loss) income:
Income/loss from joint venture	(a)	-	270	270
Interest and other income (loss)	(h)	(9,585)	(86,363)	(95,948)
Foreign exchange gain (loss)	(c)	(821)	30	(791)
Finance costs	(d)/(j)	(2,982)	(450)	(3,432)
		(13,388)	(86,513)	(99,901)
Loss before income taxes		(17,934)	(85,834)	(103,768)
Income tax (expense) recovery
Current		-	-	-
Deferred	(f)/(g)	-	20	20
		$(17,934)	$(85,814)	$(103,748)
Other comprehensive income/(loss)			-
Foreign currency translation adjustments	(i)	-	1,240	1,240

Total comprehensive income (loss) for the year		$(17,934)	$(84,574)	$(102,508)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

		Year ended December 31, 2010
			effect of
			transition to
	notes	GAAP	IFRS	IFRS

Revenue		$71,370	$-	$71,370
Cost of sales	(e)	83,378	(435)	82,943
Gross profit		(12,008)	435	(11,573)
Depreciation, depletion, and amortization		5,428	-	5,428
Accretion of asset retirement obligation	(d)/(j)	2,879	(2,879)	-
			-
Income (loss) from mine operations		(20,315)	3,314	(17,001)
Impairment of mineral properties and equipment		1,625	(880)	745
General and administration		2,563	3,884	6,447
Exploration expenditure	(e)/(j)	963	-	963
Share based payment	(j)	4,112	(4,112)	-
Income (loss) from operations		(29,578)	4,422	(25,156)
Other (loss) income:
Income/loss from joint venture	(a)	-	(188)	(188)
Interest and other income (loss)	(h)	(14,122)	(100,831)	(114,953)
Foreign exchange gain (loss)	(c)	(1,210)	1,013	(197)
Finance costs	(d)/(j)	(49,730)	(1,794)	(51,524)
		(65,062)	(101,800)	(166,862)
Loss before income taxes		(94,640)	(97,378)	(192,018)
Income tax (expense) recovery (note 15)			-
Current		-	-
Deferred	(f)/(g)	1,545	85	1,630
		(93,095)	(97,293)	(190,388)
Other comprehensive income/(loss)			-
Foreign currency translation adjustments	(i)		2,169	2,169
			-
Comprehensive income (loss) for the year		(93,095)	(95,124)	(188,219)

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

Explanation of reconciling items between Canadian GAAP and IFRS:

a)

IAS 31 ‘Interests in Joint Ventures’ (“IAS 31”) provides a policy option to proportionately consolidate or use the equity method of accounting approach (as defined in IAS 28 Investments in Associates) to account for any interests held in Joint Ventures. In light of anticipated changes to IAS 31, the Company has opted to account for its interest in the YSMC Joint Venture using the equity method.

b)

IAS 12 disclosure requirements specify that all deferred taxes must be classified as non-current in nature. The current deferred tax asset as presented under Canadian GAAP has been reclassified for presentation purposes to non-current assets.

c)

IAS 21 must be applied retrospectively for those entities whose functional currency has been deemed to be different to that under Canadian GAAP. On transition, the Company performed an assessment of the functional currencies for all entities within the consolidated group based on the IFRS requirements. Based on that assessment, all group entities retained the same functional currency that was used under Canadian GAAP (namely the US dollar) except for Ketza River Holdings Ltd. and, YS Mining Company Ltd. where it was deemed that the local currency (CAD dollar) should be the functional currency. The change in historical functional currency required the retroactive restatement of these subsidiaries into their local currencies using the methodology prescribed under IAS 21, with the cumulative impact of the historical translation of these entities from their local currency into the US dollar presentation currency recorded in the cumulative translation adjustment account. However, in accordance with IFRS 1, the Company has elected to reset the cumulative translation adjustment account, which would otherwise include the historical gains and losses arising from the translation of these foreign operations.

d)

IFRS requires all standards to be applied on a full retrospective basis including IFRIC 1 Changes in Decommissioning Obligations. However IFRS 1 provides partial relief by allowing measurement of the ARO in line with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ (“IAS 37”) as at Jan 1, 2010 and then application of an estimated historical discount rate to calculate the asset which would have been capitalised at the date the obligation first arose. In addition, IFRS requires that the discount rate used in determining the asset retirement obligation reflects current market assessments of the time value of money adjusted for specific risks, not already reflected in the underlying cash flows, associated with the liability.

e)

IFRS 2 must be applied to all unvested options at date of transition. The Company has recognized an expense for certain performance related stock options under Canadian GAAP. IFRS requirements stipulate that only expense for those options likely to vest should be recognised at each period end. As it is not likely that any of the options will vest, the expense recognized on those stock options has been reversed.

f)

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Canadian GAAP requires that a deferred tax liability is recognized with an offset to share capital for flow-through shares once the Company renounces the exploration expenditures to the shareholders. Following the adoption of IFRS, the Company is accounting for these shares by crediting the premium paid in excess of the market value to liabilities and including the amount in income when the related tax benefits are renounced by the Company.

YUKON-NEVADA GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
(unaudited)

(Tabular amounts in thousands of US dollars unless otherwise noted)

g)

Canadian GAAP does not allow the recognition of deferred tax on the temporary difference arising from the difference between the historic and current exchange rates used to translate non-monetary assets and liabilities of foreign operations. IAS 12 Income Taxes requires recognition of this temporary difference. For those entities which prepare tax returns in a currency which differs from their functional currency, a deferred tax adjustment has been made.

h)

The recognition criteria of IAS 39 “Financial Instruments Recognition and Measurement’ (“IAS 39”) has determined that the issued and outstanding Canadian dollar denominated warrants do not meet the definition of equity and are accounted for as a derivative liability.

i)	Upon adoption of IFRS 1, the company has elected to reclassify the cumulative translation differences to retained earnings at January 1, 2010.

j)

Certain additional items have been reclassified for presentation purposes to comply with the requirements of IAS 1 ‘Presentation of Financial Statements’. The following account balances have been reclassified:

•	Accretion expense has been derecognised as an operating expense and is now recognised within finance costs.

•	Share based payments are no longer disclosed separately and are held within general and administrative expense or cost of sales dependent upon the role of the individual to whom the options have been awarded.

•	Mineral properties have been reclassified into property, plant and equipment.

22.	Subsequent Events

On October 18, 2011 the Company and Northwest Nonferrous International Investment Company Limited (“NWME”), by way of a Corporate Dissolution Agreement, agreed to dissolve YS Mining Company (“YSMC”) and distribute the assets to each joint venture party based on their interests at that time. The Company held a 41.7% interest on the date of dissolution and received proceeds of $2.5 million, including the recovery of $0.4 million in costs incurred on behalf of YSMC. Prior to being dissolved the Company accounted for YSMC using the equity method of accounting (Note 3(a) and 18).